GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500

SIGlover@gibsondunn.com

October 21, 2005
(202) 855-8593	C 26499-00003
(202) 530-9598

Ms. Angela Crane

Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc., File No. 000-21138 Form 10-KSB for the Fiscal Year Ended December 31, 2004, Filed April 15, 2005; Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005

Dear Ms. Crane:

On behalf of Ener1, Inc. (“Ener1” or the “Company”), this responds to your letter dated September 21, 2005, regarding the Company’s Form 10-KSB filed on April 15, 2005 and Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 (collectively, the “Filings”). Each of your comments is set forth below, followed by the Company’s related response. The responses were prepared by the Company with our assistance and the assistance of Kaufman, Rossin & Co., the Company’s independent registered public accounting firm from March 2002 to August 2005, and Eisner LLP, the Company’s current independent registered public accounting firm.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition, page 14; Critical Accounting Policies, page 15

Comment 1. Tell us your consideration of disclosing your inter-company transaction policy under this heading.

Response 1

The Company considered the nature and extent of inter-company transactions during the periods presented in the consolidated financial statements. These transactions primarily consisted of asset transfers and allocation of expenses between the Company and its subsidiaries.

In accordance with Securities and Exchange Commission (“SEC”) Release No. 33-8040 “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (Dec. 12, 2001), registrants were encouraged to include in Management’s Discussion and Analysis (“MD&A”) full explanations of their critical accounting policies. An accounting estimate resulting from the application of a critical accounting policy is considered “critical” only if it meets two criteria: (1) if it requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and (2) if different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the company’s financial condition, changes in financial condition or results of operations.1  A “critical accounting policy” has been described as a policy that is both “very important to the portrayal of the company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments."2 Such disclosure is intended to give investors insight into management’s judgments about future events, including the variables and assumptions underlying the estimates used to formulate such judgments.

Management determined that accounting for the Company’s inter-company transactions did not involve estimates that were subject to a high degree of uncertainty or susceptible to changes that might materially impact the Company’s financial results or condition. Therefore, management concluded that the policy did not meet the criteria for disclosure as a critical accounting policy in the MD&A section of the Company’s Form 10-KSB.

Financial Statements, page 25

General

Comment 2. We note in your risk factors on page 19 that investors should consider, “challenges, expenses and difficulties that (you) will face as a development stage company.” Please tell us if you consider the company to be a development stage enterprise. See paragraphs 8 and 9 of SFAS 7.

Response 2

Although the Company’s current line of business, developing new energy technologies, represents a shift in focus from its prior core business, the Company has been an operating entity for many years and does not consider itself to be a development stage enterprise within the meaning of Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Companies.” The Company will not use this description in future filings.

1Release No. 33-8098, “Proposed Rule: Disclosure in Management’s Discussion and Analysis about the Application of Critical Accounting Policies” (May 14, 2002).
2Speech by SEC Staff, “Critical Accounting and Critical Disclosures,” by Robert K. Herdman, Chief Accountant, Financial Executives International - San Diego Chapter, Annual SEC Update, January 24, 2002.

Consolidated Statement of Operations, page 28

Comment 3. Other income and expense are normally non-operating expenses, comprised of items such as dividends, interest and gains on sales of assets. Revise future filings to restate interest expense as a non-operating expense, or tell us why your current presentation is appropriate.

Response 3

The Company will revise future filings to report interest expense as a non-operating expense.

Note 1. Nature of Business, page 32

Comment 4. We note in September 2002 you acquired Ener1 Battery from your majority shareholder, Ener1 Group. Tell us how you accounted for this transaction and the accounting literature upon which you relied. Include how you value the patents and equipment acquired. If Ener1 Group created these assets, it appears the assets would have no basis to be transferred to Ener1’s balance sheet. Please advise.

Response 4

Effective September 6, 2002, the Company acquired 100% of the outstanding capital stock of Ener1 Battery Company (the “Battery Company”) from Ener1 Group, Inc. (“Ener1 Group”). Because the Company and the Battery Company were under common control, the Company accounted for this transaction by recording all assets and liabilities of the Battery Company, including patents and equipment, at the Battery Company’s historical cost basis as of the date of transfer. The Company relied upon the provisions of paragraphs D11 and D12 of appendix D to SFAS No. 141, “Business Combinations” (“SFAS 141”), in determining to account for the transaction in this manner. Paragraph D11 states that the term business combination “excludes transfers of net assets or exchanges of shares between entities under common control.” Paragraph D12 states that “when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.” The Company did not record the patents and equipment acquired on its books at their fair market value at the time of the acquisition of the Battery Company because SFAS 141 does not permit the acquiring company under these circumstances to step-up the basis of the assets acquired to their fair market value as of the date of acquisition. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the Company evaluates these assets for possible impairment in the ordinary course of business.

Note 3. Significant Accounting Policies, page 33

Principles of Consolidation

Comment 5. Please show us the ownership structure of Ener1 Group in greater detail. Specifically, how Ener1 Group relates to other companies to which you refer.

Response 5

The organization chart attached hereto as Exhibit A illustrates the ownership structure of Ener1 Group, the Company, and the Company’s subsidiaries.

Note 5. Property and Equipment, page 38

Comment 6. We note that machinery and equipment principally held for production and not currently being used is not depreciated. Please explain why depreciation was suspended and show us your accounting complies with GAAP.

Response 6

As of December 31, 2004, the machinery and equipment, including any substantial portion thereof, was not ready for production, and had not yet been placed in service; therefore, the Company had not yet begun to depreciate these assets. See Response 15 for a further discussion of why the machinery and equipment had not yet been used. This machinery and equipment included new components for a manufacturing facility that had not been completed. Because the Company had not begun to use and depreciate the machinery and equipment, the Company’s depreciation of this machinery and equipment was never suspended. As stated in Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins,” Chapter 9C, paragraph 5, the cost of a productive facility is one of the costs of the services it renders during its useful economic life. Generally accepted accounting principles require that this cost be spread over the expected useful life of the facility in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the facility. This procedure is known as depreciation accounting, a system of accounting which aims to distribute the cost or other basic value of tangible capital assets, less salvage (if any), over the estimated useful life of the unit (which may be a group of assets) in a systematic and rational manner. It is a process of allocation, not of valuation. In accordance with depreciation accounting, the Company would not begin to depreciate the machinery and equipment held for production until it was ready for use, i.e., the beginning of its useful life.

Deferral of depreciation until an asset is substantially complete and ready for its intended use is consistent with industry practice. This practice is supported by the June 29, 2001 Exposure Draft of Proposed Statement of Position, “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment.” Paragraph 34 of the Exposure Draft states “When PP&E is substantially complete and ready for its intended use, all expenses associated with the PP&E should be recognized in operations as they accrue, including carrying costs (such as property taxes, insurance and ground rentals), and depreciation should begin. PP&E should be considered substantially complete and ready for its intended use upon completion of all major construction and installation activities or when related revenues begin to be recognized, if sooner.”

Note 8. Consolidation of 49% Subsidiary (EnerLook Solutions, Inc.), page 40

Comment 7. We note that you continued to consolidate EnerLook after your ownership fell to 49% in 2003. Please discuss your basis for consolidating EnerLook despite having less than majority ownership. As part of your discussion explain all rights held by Ener1 Group and the management and funding by TVR.

Response 7

As discussed in Note 8 to the Company’s financial statements for the year ended December 31, 2004, when EnerLook Solutions, Inc. (formerly known as EnerLook Health Care Solutions, Inc., and now known as Ener EL Holdings, Inc.) (“EnerLook”) was formed in February 2002, 51% of its common stock was owned by the Company. In early 2003, EnerLook issued 333,333 shares of common stock to Solution Investment Group, LLC in exchange for $250,000 and also issued 125,000 shares of common stock to an employee. At December 31, 2004, the Company and Ener1 Group owned 49% and 43%, respectively, of EnerLook’s outstanding common stock.

Rule 3A-02 of Regulation S-X states that the determination of whether an entity should be consolidated should be made on the basis of whether the parent company controls the entity and does not prohibit the consolidation of a less than 50% owned subsidiary. The rule specifically discusses the possibility that a company may need to consolidate an entity that is less-than-majority-owned if a parent-subsidiary relationship exists by means other than record ownership of voting stock. Rule 1-02(x) states that a subsidiary of a person is an affiliate controlled by such person directly, or indirectly, through one or more intermediaries. The term “control” as defined in Rule 1-02(g) means the possession of the power to direct or cause the direction of the management and policies of an entity. Control may be exercised in ways other than through the ownership of voting securities.

        The Company concluded that it controlled EnerLook, even though it owned less than a majority of EnerLook’s common stock for the following reasons: The combined ownership of EnerLook’s outstanding common stock by the Company and Ener1 Group has been approximately 92% (approximately 49% and 43%, respectively) since 2002. Ener1 Group also owns approximately 88% of the Company’s outstanding common stock. In addition, since 2002, certain members of the Company’s management have also been members of the management of Ener1 Group; these individuals also comprise a majority of the Board of Directors of EnerLook. For these reasons, the Company determined that it controlled EnerLook.

In addition to the foregoing, the Company’s auditors consulted on an informal basis with an SEC staff member on this issue, and the SEC staff member concurred with the Company’s decision to consolidate EnerLook on the basis of the facts set forth above. Therefore, the Company determined that it was proper to consolidate EnerLook even though it was not a majority-owned subsidiary.

Ener1 Group has no rights to control EnerLook, other than the rights provided under Florida law as a shareholder of EnerLook, a Florida corporation. Ener1 Group was a party to agreements between the Company and T.& V. Rental Co., Inc. (“TVR”) concerning TVR’s management and funding of EnerLook and the sale of EnerLook’s assets to TVR. Ener1 Group agreed to enter into these agreements in order to make certain representations, warranties and covenants regarding EnerLook for TVR’s benefit, including a covenant to indemnify TVR for certain losses arising out of breaches of such representations, warranties and covenants.

        As discussed in the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2004, on December 15, 2003, the Company, EnerLook, Ener1 Group and TVR entered into an arrangement pursuant to which (1) TVR agreed to manage EnerLook’s business and fund EnerLook’s operations for up to six months in return for any profits earned by EnerLook during this period, (2) EnerLook was granted the option, exercisable at any time on or before June 15, 2004, to acquire 100% of TVR’s outstanding stock for $16,000,000 in cash, plus 4,000,000 shares of the Company’s common stock held by Ener1 Group; and (3) TVR was granted the option to acquire substantially all of the assets of EnerLook in exchange for 5% of the equity of TVR Communications, LLC, a limited liability company that would own all of the assets of TVR and EnerLook, such option to become exercisable if EnerLook did not exercise the option described in clause (2) above. TVR paid approximately $550,000 to fund EnerLook’s operations during the period from December 15, 2003 through June 15, 2004. EnerLook did not exercise the option described in clause (2) above and on June 15, 2004, TVR notified EnerLook of TVR’s intent to exercise its option to acquire substantially all of the assets of EnerLook. The Company, EnerLook, Ener1 Group and TVR Communications, LLC entered into an Asset Purchase Agreement dated as of September 30, 2004, providing for the sale of substantially all of EnerLook’s assets to TVR Communications, LLC, in exchange for a 5% membership interest in TVR Communications, LLC. The asset sale closed on December 7, 2004.

Note 10. Senior Secured Convertible Debentures Due 2009, page 41

Comment 8. We note that in January 2004 you sold $20 million of convertible debentures along with detachable warrants. Please explain in greater detail how the beneficial conversion feature was measured and how you are accounting for that feature including the amortization of the associated discount. Tell us when the notes become convertible and how the conversion price was determined. Explain the significant terms of the financing in detail and support your method of valuing, recording, accounting for and classifying the related balances in the financial statements. Refer to EITF 98-5 and 00-27 as necessary.

Response 8

In January 2004, the Company issued $20,000,000 in aggregate principal amount of Senior Secured Convertible Debentures due January 2009 (the “2004 Debentures”). The 2004 Debentures are convertible, at the holder’s option, into shares of the Company’s common stock, and were also issued with detachable warrants. The Company’s obligations under the 2004 Debentures are collateralized by the land, building and certain battery production equipment owned by the Battery Company. The 2004 Debentures initially bore interest at 5%, payable quarterly. The interest rate increased on the 180th day and 365th day following issuance to 7.5% and 15%, respectively, when the Company failed to satisfy various milestones set forth in the 2004 Debentures, including listing the Company’s common stock on the NASDAQ National Market, the NASDAQ SmallCap Market or the New York Stock Exchange.

The 2004 Debentures provide that they are convertible in whole or in part at any time after the issue date by notice to the Company from the holder, into shares of stock at an initial conversion price of $1.25 per share. This conversion price was negotiated by representatives of the Company and the investors that purchased the 2004 Debentures. The conversion price is subject to adjustment upon the occurrence of events specified in the 2004 Debentures, including stock splits or combinations, or certain issuances of common stock for per-share consideration less than the then-current conversion price. The Company has the right to force conversion of the debentures into shares of common stock if all milestones set forth in the 2004 Debentures are satisfied during any period of 22 consecutive trading days.

Purchasers of the 2004 Debentures also received warrants to acquire an aggregate of up to 16,000,000 shares of the Company’s common stock. The initial exercise price was $2.51 per share, subject to adjustment upon certain events as set forth in the warrants. The warrants are exercisable, in whole or in part, at any time on or before January 21, 2014.

               The Company and the purchasers of the 2004 Debentures also entered into a Registration Rights Agreement that required the Company to register the resale of the common stock underlying the 2004 Debentures and associated warrants with the SEC.

Accounting Principles Board (“APB”) Release No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB 14”), addresses accounting for convertible debt and debt issued with stock purchase warrants. Emerging Issues Task Force (“EITF”) Release No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”), and EITF Release No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), address convertible debt with beneficial conversion features.

With respect to detachable warrants, APB 14 states:

“The Board is of the opinion that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital. The allocation should be based on the relative fair values of the two securities at time of issuance. Any resulting discount or premium on the debt securities should be accounted for as such.”

With respect to beneficial conversion features, EITF 98-5 states that “embedded beneficial conversion features present in convertible securities should be valued separately at issuance.” EITF 98-5 also states, “The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital,” except if the beneficial conversion feature qualifies as a derivative in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The “intrinsic value” of the beneficial conversion feature “should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.”

EITF 98-5 defines the commitment date as:

“the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based upon those terms (that is, performance by the investor is probable because of sufficiently large disincentives for nonperformance.) In certain cases, the securities may be purchased by a number of investors, such as a group of lenders participating in a syndicate. In those situations, the latest commitment date for the group or issuance date for each individual security, whichever comes first, should be considered the commitment date.”

        Fair value is defined in EITF 98-5 as:

“the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. That quoted price should not be adjusted to reflect transferability restrictions, large block factors, avoided underwriter’s fees or time value discounts. If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances.”

        EITF 98-5 also states:

“The Task Force observed that in certain circumstances, the intrinsic value of the beneficial conversion feature may be greater than the proceeds allocated to the convertible instrument. In those situations, the Task Force reached a consensus that the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.”

“For convertible debt securities, any recorded discount resulting from allocation of proceeds to the beneficial conversion feature should be recognized as interest expense over the minimum period from the date of issuance to the date at which the debt holder can realize that return (that is, through the date of earliest conversion) using the effective yield method.”

The text underlined above has been amended by EITF 00-27 as follows:

“The Task Force reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred stock) to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.”

Part II, Issue I of EITF 00-27 is also relevant and states that when determining whether an instrument includes a beneficial conversion option, “The Task Force reached a consensus that the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.” Then, in accordance with EITF 98-5, “an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.”

Based on the accounting literature excerpted above, the Company calculated and recorded the relative fair value of the warrants as additional paid-in capital and a discount to the 2004 Debentures.

Following the guidance described above, the Company allocated the proceeds of the 2004 Debentures offering between the 2004 Debentures and the associated warrants based on their relative fair values. The Company assumed the fair value of the 2004 Debentures (including the beneficial conversion feature) was $20,000,000 and determined that the fair value of the warrants was $1.15 per warrant, or $18,400,000 in the aggregate, using the Black-Scholes valuation model. The significant assumptions used in the valuation were an exercise price of $2.51, expected volatility of 100%, risk free interest rate of approximately 3.0% and an estimated life of five years. In addition, the Company believed it was proper to discount the warrants further to reflect the limited liquidity of the Company’s common stock, and following discussions with the SEC staff on this issue, discounted the fair value of the warrant by 30%. As a result, the Company determined that the fair value of the warrants at issuance was $12,880,000.

Based on the fair values of $20,000,000 and $12,880,000 for the 2004 Debentures and warrants, respectively, the Company determined that the relative fair value of the 2004 Debentures is $12,165,000 ($20,000,000 / ($20,000,000 + $12,880,000) x $20,000,000) and the relative fair value of the warrants is $7,835,000 ($12,880,000 / ($20,000,000 + $12,880,000) x $20,000,000).

        The Company calculated the effective conversion price of the 2004 Debentures by dividing the relative fair value of the 2004 Debentures by 16,000,000 shares, for $0.76 per share. The Company determined the intrinsic value of each 2004 Debenture by subtracting the effective conversion price of $0.76 from $1.65, the closing price of the Company’s common stock on the date the 2004 Debentures were issued, for $0.89 per share; therefore, the aggregate intrinsic value of the beneficial conversion feature of the 2004 Debentures is $14,240,000 (16,000,000 shares multiplied by $0.89).

Because the intrinsic value of the beneficial conversion feature of the 2004 Debentures, $14,240,000, is greater than the relative fair value of the 2004 Debentures, $12,165,000, pursuant to EITF 98-5, the value of the beneficial conversion feature is limited to the relative fair value of the 2004 Debentures. Therefore, the amount of principal recorded on the Company’s balance sheet for the 2004 Debentures is reduced to zero as a result of netting the relative fair value of the principal against the relative fair value of the beneficial conversion feature and warrants (the “Discount”).

The Discount is accreted to interest expense using the interest method over the life of the debentures, which have a five-year term. Because the principal of the 2004 Debentures was reduced to zero as a result of the Discount, the interest rate approximates infinity. On the first to occur of maturity, repayment or conversion of any principal amount of the 2004 Debentures, the proportionate amount of the Discount is recognized as interest expense.

The Company determined that the embedded conversion feature of the 2004 Debentures is not a derivative for the purposes of SFAS 133. As stated in paragraph 4 of EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”), if an embedded derivative is indexed to a reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, then the embedded derivative is not considered a derivative for purposes of SFAS 133. Under paragraph 9 of EITF 00-19, contracts that require settlement in shares are equity instruments. Therefore, the Company concluded that the embedded conversion feature of the 2004 Debentures was not a derivative because upon the conversion of the 2004 Debentures, the Company will be required to deliver shares of common stock to the holders of the 2004 Debentures. Paragraphs 12 through 32 of EITF 00-19 set forth additional criteria that must be met in order to determine that an embedded conversion feature is not a derivative; however, these criteria do not apply to a conventional convertible debt instrument. The Company determined that these criteria were inapplicable because the Company considered the 2004 Debentures to be conventional convertible debt instruments at the time of issuance under which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.3  At each balance sheet date, the Company reassesses the classification of the embedded conversion feature.

3Following the issuance of the 2004 Debentures, the EITF issued Issue No. 05-02, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue 00-19,” in which the EITF reached a consensus on the meaning of the term conventional convertible debt that is consistent with the Company’s determination.

The Company’s auditors consulted on an informal basis with the American Institute of Certified Public Accountants (“AICPA”) technical hotline, the accounting staff of the Division of Corporation Finance of the SEC and the Financial Accounting Standards Board (“FASB”) regarding the accounting treatment of the debentures. Each of these parties agreed with the Company’s approach and methodology. The SEC and FASB stated that recording a discount for the entire face amount of the debt is not highly unusual for small public companies raising significant amounts of debt.

In addition, the Company engaged independent experts to value all of the components of the transaction. Certain valuations included in the valuation report differed slightly from the valuations used by the Company. However, these differences did not impact the accounting for the transaction because all the experts concluded that the combined value of the warrants and the beneficial conversion feature of the 2004 Debentures exceeded $20,000,000.

The Company also engaged a firm of independent registered accountants in public practice to prepare a report regarding the issuance of the 2004 Debentures in accordance with Statement on Accounting Standards No. 50, “Reports on the Application of Accounting Principles” (“SAS 50”) regarding the accounting treatment of the transaction. The SAS 50 report concluded that the Company applied the appropriate accounting treatment in recording the transaction.

Note 11. EnerDel Formation, page 42

Comment 9. We see that on October 26, 2004, you and Delphi formed EnerDel, Inc. through the contribution of cash, equipment, intellectual property, warrants and preferred stock. Please tell us how you valued and accounted for the transaction. Specifically, tell us how you valued and accounted for the following:

•	The lithium battery-related equipment and the intellectual property contributed by you and your subsidiaries.

•	The EnerDel Series A Preferred Stock issued to Delphi.

•	The warrants to purchase your common stock issued to Delphi.

•	The lithium battery-related equipment and the patent portfolio contributed by Delphi.

We may have additional comments after reviewing your response.

Response 9

On October 20, 2004, the Company entered into a joint venture with Delphi Automotive Systems, LLC and Delphi Technologies, Inc. (together, “Delphi”) pursuant to which the Company and Delphi formed EnerDel, Inc. (“EnerDel”) and received 80.5% and 19.5%, respectively, of EnerDel’s common stock. Because the Company controlled EnerDel through ownership of its voting securities, in accordance with the provisions of SFAS No. 94, “Consolidation of All-Majority-Owned Subsidiaries,” the Company consolidated EnerDel and recorded a minority interest for the portion of EnerDel owned by Delphi. In accordance with SFAS 141, the assets contributed by the Company to EnerDel were viewed as a transfer of assets between entities under common control and recorded on the books of EnerDel at the carrying amount on the Company’s books as of the date of contribution. The assets contributed to EnerDel by Delphi were recorded on EnerDel’s books at the fair value of such assets as of the date of contribution. The accounting for specific items is as follows:

 Assets Contributed by the Company:

The Company and its subsidiaries, Ener1 Battery Company and Ener1 Ukraine, contributed cash; intangible assets, including licenses, patents and rights in patent applications; and the exclusive right to use certain Ener1 Battery Company equipment (the “battery equipment”).  Ener1 Battery Company also granted EnerDel an option to purchase the battery equipment for $1.00. This option will be exercised automatically when the security interest in the battery equipment that secures the Company’s obligations under the 2004 Debentures is released.  The Company determined that, for accounting purposes, the battery equipment was deemed to have been transferred to EnerDel, and accordingly accounted for this transaction as a transfer.  As stated above, the assets contributed by the Company to EnerDel were recorded on EnerDel’s books at the carrying amount on Ener1’s books.  Specifically, EnerDel recorded the receipt of $15,000,000 in cash and $12,651,000 in equipment.  Because the intangible assets contributed by the Company to EnerDel had no basis on the Company’s books, EnerDel did not record any value for these assets on its books.

         EnerDel Series A Preferred Stock Issued to Delphi:

In connection with the formation of EnerDel, EnerDel issued 8,000 shares of EnerDel Series A Preferred Stock with a liquidation value of $1,000 per share to Delphi.

        The features of the EnerDel preferred stock include:

•	The preferred stock may be exchanged on or before January 31, 2005 into shares of Ener1 common stock at a conversion price of $1.15 per share.

•
The preferred stock entitles the holder to cumulative dividends which accrue at a rate of 8.25% of the liquidation value of the preferred stock, payable when and as declared by the EnerDel Board of Directors.

•
Upon a liquidation, winding up or dissolution of EnerDel, holders of the preferred stock are entitled to receive the liquidation value thereof prior to payments being made to holders of EnerDel common stock.

•	Mandatory redemption if EnerDel publicly offers its shares. Amounts to be paid from the proceeds of the offering at the face value plus accrued and unpaid dividends.

•	The holder may require EnerDel to redeem the preferred stock on or after October 20, 2008.

         In accordance with the guidance stated in Section 211 of the SEC’s Codification of Financial Reporting Policies, the Company concluded that the preferred stock meets the requirements to be classified as “mezzanine debt” and not as permanent equity. The Company classified the preferred stock accordingly. The Company also followed the guidance in Staff Accounting Bulletin No. 64, and recorded the preferred stock at its fair value at the date of issuance, which, as discussed below, was $3,700,000. Because the fair value of the preferred stock is less than the amount at which it may be redeemed, the carrying amount is periodically increased to equal the redemption amount using the interest method. In addition, the carrying amount is increased to reflect dividends not yet declared or paid, but payable on mandatory redemption. Increases in the carrying amount are charged to paid-in capital because the Company has no retained earnings.

       The Company engaged an independent valuation expert to determine the value of the EnerDel Series A Preferred Stock. The expert concluded that the preferred stock had a fair value of $3,700,000. The expert utilized three methods to calculate fair value: the redemption method, the market yield method and the exchange method.

                Warrants Issued to Delphi:

In connection with the formation of EnerDel, Delphi received warrants with a ten-year term to purchase up to 1,750,000 shares of Ener1 common stock at an exercise price of $0.70 per share and up to 5,250,000 shares of Ener1 common stock at an exercise price of $1.00 per share. The warrants are exercisable only by cash payment of the exercise price. The Company accounted for the warrants on its books as an increase in the Company’s investment in EnerDel and an increase in additional paid-in capital for the fair value of the warrants. The Company valued these warrants at $0.55 and $0.53 per warrant, respectively, utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the Black-Scholes valuation are the exercise prices noted above, market value of the Company’s common stock on the date of issuance of $0.66, expected volatility of 100%, a risk free interest rate of approximately 3.6% and an estimated life of 7 years.

                Equipment and Intellectual Property Contributed by Delphi:

As noted above, the assets contributed to EnerDel by Delphi were recorded on EnerDel’s books at their fair value on the date of contribution. The assets contributed by Delphi consisted of lithium battery related equipment valued at $8,517,600, lithium battery related patents valued at $5,100,000 and supplies valued at $143,476. These assets were recorded on EnerDel’s books for a total of $13,761,076, with the resulting offset to equity. These assets, along with a portion of the assets contributed by the Company, were subsequently expensed as research and development costs. The reason for expensing these assets to research and development expense is further discussed in Response 11.

The Company engaged an independent valuation expert to determine the fair value of the equipment contributed by Delphi. The appraiser considered three different valuation methods, the cost approach, the market approach and the income approach. The cost approach measures value by determining the current replacement or reproduction cost of an asset and deducting for the loss in value caused by the various elements of depreciation, deterioration and functional and economic obsolescence. The appraiser concluded that this valuation approach was the most appropriate method for this equipment. The market approach measures value by analyzing recent sales and offering prices of similar property to determine the most probable selling price of the items being appraised. The appraiser did not use this valuation approach because the appraiser could not find sufficient sales of comparable equipment to apply this approach. The income approach measures value based on projected future income to be produced from the assets. The appraiser did not believe this valuation approach was appropriate, as the appraiser was not able to identify and evaluate any specific income streams for this equipment.

The Company also engaged an independent valuation expert to determine the fair value of the intellectual property contributed to EnerDel by Delphi. The valuation expert considered the same three valuation approaches discussed in the preceding paragraph and concluded that the income approach was the most appropriate method for valuing these assets.

Comment 10. Also note that in instances where valuation models were utilized to determine the appropriate value of assets contributed, the valuation technique utilized and the inherent assumptions used should be disclosed in all future filings.

Response 10

The Company will disclose in future filings the valuation techniques and inherent assumptions used in instances where valuation models were utilized to determine appropriate values of assets.

Comment 11. In view of the significant charge of $14.9 million, please tell us and revise future filings to disclose details of the equipment transfers to research and development. We note you will continue to use the assets for R&D and product development. Please explain why the write-off to research and development expense was appropriate and cite the GAAP upon which you relied. Also provide this information for the $10.5 million charge recorded for the period ended June 30, 2005.

Response 11

Assets acquired by EnerDel from the Company and Delphi that were expensed to research and development, upon the determination by the Company that these assets will be used solely for research and development activities and that they have no “alternative future use” as defined in SFAS No. 2 “Accounting for Research and Development Costs” (“SFAS 2”), include the following:

•	Machinery and equipment transferred from Ener1;

•	Intellectual property transferred from Delphi;

•	Machinery and equipment transferred from Delphi; and

•	Supplies and materials transferred from Delphi.

                 The Company principally relied upon SFAS 2 and AICPA Practice Aid, “Assets Acquired in a Business Combination to be Used in Research and Development Activities” (“AICPA Practice Aid”) in determining the appropriate accounting treatment for recording the contribution of assets to EnerDel. The Company’s auditors consulted with the SEC staff and were informally advised that the AICPA Practice Aid is widely used by the SEC as guidance with respect to the appropriate accounting treatment for all research and development (“R&D”) activities and related assets, not just with respect to R&D assets acquired in a business combination. Following a discussion with the Company’s auditors of the relevant facts and circumstances, the SEC staff member concurred with the Company’s accounting treatment of the assets.

The assets described above contributed by Delphi and Ener1 in connection with the formation of EnerDel were considered assets to be used in R&D activities because these assets were being used only in product development and prototyping efforts at the time of contribution to EnerDel and none of the products under development were considered at such time to be technologically or economically feasible. The Company fully expected that EnerDel would continue to use the transferred assets in R&D activities on future unknown product development and prototyping projects and also expected that EnerDel might use certain of the transferred assets for production of lithium batteries if such use became technologically and economically feasible. However, as such future uses were unidentified and were contingent upon the successful completion of then-existing R&D projects, the Company concluded the equipment should be expensed to R&D upon acquisition in accordance with SFAS 2.

SFAS 2 requires that assets to be used in R&D activities are to be immediately charged to income unless an “alternative future use” for the asset exists. The AICPA Practice Aid states that for an asset acquired for use in an R&D activity to have an alternative future use the following must be true (a) “it is reasonably expected that the combined enterprise will use the asset acquired in the alternative manner” and that the asset “embodies an anticipated capacity singly or in combination with other assets, to contribute directly or indirectly to future net cash flows (‘economic benefit’) from that alternative use;” (b) “the combined enterprise’s use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date)” and (c) the expected future use “is identified by the acquiring company at the acquisition date.” Although the Company expects EnerDel will use the equipment in future unidentified product development projects and/or for future production of lithium batteries (if technological and economic feasibility can be achieved), the Company could not specifically identify any projects or products at the time of transfer and therefore concluded the equipment did not meet requirement (c) above for “alternative future uses.” Similarly, because of the indeterminable nature of potential customer needs and the lack of economic feasibility (i.e., a condition in which, even assuming technological feasibility, likely costs to produce would exceed likely revenues), the Company could not project what “economic benefit,” if any, EnerDel would realize from future R&D projects using this equipment. Accordingly, the Company concluded the equipment did not meet requirement (a) above for “alternate uses.” Finally, because unknown potential future R&D projects and unknown potential future customer requirements may require modification, or further development of the transferred assets before future product development projects or customer production can commence, the Company concluded that EnerDel’s plans for the equipment did not meet requirement (b) above.

Consequently, due to the inability to meet the requirements for “alternate future uses” above, the Company recorded R&D expense for the value of the assets described above contributed to EnerDel at its formation.

The Company recorded an additional $10,500,000 charge to R&D expense for the six-month period ending June 30, 2005 for reasons similar to those discussed above, during the quarter ended June 30, 2005, EnerDel entered into an agreement with EnerStruct, Inc. under which EnerDel received the right to acquire certain automated manufacturing technology capable of high-rate battery production from EnerStruct. On June 23, 2005, EnerDel’s management decided to acquire the high-rate production technology, abandon certain existing planned projects, reorganize EnerDel’s production facilities and re-focus EnerDel’s business activities on developing batteries principally for the hybrid energy vehicle market. In connection with these decisions, EnerDel’s management determined to use EnerDel’s Fort Lauderdale plant facilities, which include three production lines and raw materials processing equipment, solely in connection with these new R&D projects. See Response 15 for a further discussion of the decision to refocus EnerDel’s business activities.

Although EnerDel expected to use the equipment at the Ft. Lauderdale plant in future product development projects and possibly for future battery production, due to the change in EnerDel’s target market and battery production strategy, EnerDel was unable to specifically identify any other projects or products in which the equipment would be used. Accordingly, the Company determined that this equipment does not meet the requirement for alternative future uses in accordance with SFAS 2. Similarly, because of the indeterminable nature of future customer needs, the Company was not able to project what economic benefit, if any, EnerDel would realize from future R&D projects using this equipment. Therefore, the Company concluded that the equipment involved did not meet the requirements necessary for continued capitalization based upon “alternative future uses.” These factors form the basis of the Company’s conclusion to expense the equipment as R&D during the three and six months ended June 30, 2005.

The Company will disclose the details of the equipment transfers to research and development in future filings.

Note 12. Sale of Series B Preferred Stock and Warrants to Purchase Common Stock, page 44

Comment 12. Please tell us the significant terms of the conversion rights, including when the rights are exercisable, how you calculated the amount of the beneficial conversion feature, if any and how you are accounting for that feature including the amortization of the associated discount. Include your analysis under SFAS 133 of whether the feature is a derivative. See EITF 98-5. Please provide similar disclosures in future filings.

Response 12

If and when the Company files a Registration Statement with the SEC to register an underwritten offering of common stock, the holder of the Company’s Series B Preferred Stock will have the right to convert up to one-half of the then-outstanding shares of Series B Preferred Stock into shares of the Company’s common stock and sell such shares pursuant to the Registration Statement, subject to the discretion of the underwriters of the offering and to the effectiveness of the Registration Statement. The conversion ratio shall be established by dividing the liquidation value per share of Series B Preferred Stock by the price established for the Company’s common stock in the offering. Because the Company has not yet filed a Registration Statement for an underwritten offering, the conversion feature of the Series B Preferred Stock remains a contingent feature.

The beneficial conversion feature was accounted for in accordance with EITF 98-5, which, as discussed in Response 8 above, requires an issuer of a security with a contingent beneficial conversion feature to value the contingent beneficial conversion feature at the commitment date but not to recognize such value in earnings until the contingency is resolved. At the commitment date, the Series B Preferred Stock was not convertible, and therefore there was no measurable beneficial conversion feature. Because the beneficial conversion feature is still contingent, the Company has not yet recorded the value associated with this feature on the books of the Company and the Company has not yet started amortizing any discount associated with the beneficial conversion feature.

The Company evaluated the Series B Preferred Stock under SFAS 133 and determined that the embedded contingent conversion option is not a derivative. As stated in paragraph 4 of EITF 00-19, if an embedded derivative is indexed to a reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, then the embedded derivative is not considered a derivative for purposes of SFAS 133. The Company evaluated the conversion feature under EITF 00-19 to determine if it would be classified as an equity instrument if it was a separate instrument.

Under paragraph 9 of EITF 00-19, contracts that require settlement in shares are equity instruments. Upon the exercise of the conversion feature, the Company will be required to deliver unregistered shares of common stock to the holder of the Series B Preferred Stock. The Company considered the additional conditions necessary for equity classification expressed in paragraphs 12 through 32 in EITF 00-19 and concluded that none contradicted the Company’s conclusion that the conversion option was not a derivative instrument. At each balance sheet date, the Company reassesses the classification of the contract.

The Company will revise future filings to provide this level of detail regarding this transaction and any similar transactions that may take place in the future.

Comment 13. In this regard, we note that you also issued warrants in connection with your convertible preferred stock issuance. Tell us and revise future filings to disclose the significant terms of the warrants including the registration rights and penalties associated with the underlying share of the warrants. Please tell us and revise future filings to disclose how you accounted for and classified the warrants and the associated registration rights. Refer to EITF 00-19, EITF 05-04 and SFAS 129 as applicable.

Response 13

In connection with the issuance of the Series B Preferred Stock, the Company also issued warrants to the purchaser of the Series B Preferred Stock to purchase up to 4,166,666 shares of common stock at an exercise price of $1.25 per share and warrants to purchase up to 4,166,666 shares of common stock at an exercise price of $1.50 per share. The warrants do not have any registration rights; the Company is not required to register the resale of the warrants or of the common stock issuable upon exercise of the warrants. Accordingly, no penalties will be imposed on the Company if it does not register the resale of the warrants or the underlying shares of common stock. Similar to the accounting treatment required by APB 14 for debt with detachable warrants, the aggregate value of the warrants, $4,666,667, was recorded as a discount to the Series B Preferred Stock. This amount is being amortized into additional paid-in capital using the interest method through January 2009. The Company determined that the warrants had an average value of $0.56 per warrant utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the valuation are: the exercise prices as noted above; the market value of the Company’s common stock on the date of issuance, $0.62; expected volatility of 100%; risk free interest rate of approximately 3.6%; and an estimated life of seven years.

        The Company will disclose how it accounted for and classified the warrants in future filings.

Comment 14. Revise future filings to disclose the liquidation preference of preferred stock on the face of the balance sheet as required by SFAS 129, paragraph 6.

Response 14

The Company will disclose the liquidation preference of preferred stock on the face of the balance sheet in future filings.

Note 17. Asset Impairment and Other Charges, page 47

Comment 15. We note that you recorded approximately $8.3 million of impairment charges due to the transfer of assets to EnerDel and the reallocation of manufacturing facilities. Please tell us and disclose in future filings the following:

•	A description of the impaired assets and the facts and circumstances which that [sic] lead to the impairment, refer to paragraph 26 of SFAS 144.

•
Explain whether the fixed assets charge was estimated under the held for sale or held for use model. Support that you have selected the appropriate model. Note that the held for sale model is appropriate only if you have the current ability to dispose of an asset upon receipt of an acceptable offer. Refer to paragraph 34 of SFAS 144.

•
With respect to machinery and equipment written down and remaining in use, tell us whether depreciation was suspended at the impairment date. If not, how was subsequent depreciation measured. If depreciation was suspended, please explain why.

•	Tell us the method for determining the assets fair value and their original cost basis. If these assets were acquired from a related party, tell us how they were originally recorded and valued.

Response 15

During 2001 and early 2002, Ener1, SRL (an Italian company and an affiliate of Ener1 Group and the Company) and certain of its affiliates acquired production equipment in order to set up a battery manufacturing facility in Italy. As of June 30, 2002, substantially all acquired equipment was still in unopened crates and the planned battery manufacturing facility had not yet been set up. Because the equipment was not yet ready for use, Ener1 SRL had not yet begun to depreciate this equipment. Effective June 30, 2002, title to this equipment was transferred to the Battery Company, which was then owned by Ener1 Group, and the equipment was physically shipped to the United States for the purpose of setting up a battery manufacturing facility in Fort Lauderdale. In September 2002, the Company acquired all of the outstanding stock of the Battery Company from Ener1 Group. The value of the battery equipment transferred to the Battery Company totaled approximately $18,900,000 and $19,600,000 at June 20, 2002 and December 31, 2002, respectively. As discussed in Response 4, because the Company and the Battery Company were under common control, the Company accounted for this transaction in accordance with the provisions of paragraphs D11 and D12 of Appendix D to SFAS 141 and the battery equipment was transferred from Ener1, SRL to the Battery Company and subsequently to Ener1, Inc. at its historical cost basis.

Following the Company’s acquisition of the Battery Company, management intended to focus its efforts on developing and marketing a newly designed high-density rechargeable lithium battery. As described in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001, the Company believed that the Battery Company had developed certain lithium metal battery technology to the point of technological feasibility. Because the Company believed this technology would be particularly useful in military applications, specialty mobile electronics and high-end consumer electronics, its strategy was to focus initially on selling products based on this technology to the military and specialty markets. Management intended to establish a battery production facility to produce these products using the equipment transferred from Ener1, SRL, and expected battery sales to commence shortly after completion of the production facilities.

During 2003, the Battery Company experienced significant delays in setting up its production facility due to its inability to timely acquire, or commission the manufacture of, certain custom components for the planned production facility. The Company continued its efforts to market products based on the technology described above to customers in its target markets.

The Company evaluated the delay in completion of the production facilities and product production and the intense competition in the battery industry as indicators of possible impairment of the Battery Company’s battery production equipment. Management engaged the services of an independent valuation specialist to perform an impairment test of the equipment in accordance with SFAS 144 using a cash flow approach. The valuation indicated the value of the equipment significantly exceeded the carrying value under both the “management projection scenario” and the “market risk adjusted projection scenario.” The management projection scenario utilizes management’s projections without adjustments. Under the market risk adjusted projection scenario, the valuation expert discounts management’s projections for certain risks as deemed appropriate by the expert. Based on this conclusion, management determined that although the Fort Lauderdale production facility was not yet complete, the Fort Lauderdale battery production equipment was not impaired.

Following the formation of EnerDel in October 2004, as described in Response 9, the Company refocused its battery business to conduct all future battery operations through EnerDel. EnerDel’s management intended to focus EnerDel’s business initially on developing secondary, or rechargeable, batteries at EnerDel’s Indianapolis plant. Personnel at EnerDel’s Fort Lauderdale facility would focus on producing primary batteries, as opposed to rechargeable batteries.

In connection with its financial reporting process for 2004, and as a result of the decision to focus the Company’s battery business on rechargeable batteries and the continued delay in generating revenues from the equipment located in the Fort Lauderdale facility, the Company’s management decided to engage a valuation specialist to perform an impairment test of the equipment in accordance with SFAS 144, using a cash flow approach. This valuation indicated that the fair value of the equipment was $20,000,000 in excess of the carrying value. However, management questioned certain qualitative considerations relied upon by the valuation expert, and in particular considered the following factors underlying the cash flow projections utilized by the valuator:

•
The cash flows used in the valuation are principally from projected products to be sold to the automotive industry. The technology for these products was between 70% and 95% completed (i.e., 5% to 30% incomplete).

•	None of the projected products to be sold were completed or determined to be technologically or economically feasible.

•
The projection assumed use of the equipment would generate revenues through 2014, while the projection prepared by management for the intellectual property associated with the same products assumed the useful life of the equipment would only last through 2011.

•	The valuation did not include a “market risk adjusted scenario” as did the 2003 valuation.

In evaluating these factors, management noted that if 2012 through 2014 net cash flows were removed from this projection, based upon the estimated life of the intellectual property used in production of the primary battery products, the cash flows would only total $19,700,000 and the equipment would be deemed to be impaired. Management also noted that, even assuming revenues were earned through 2014 in the amounts listed in the projections, a decrease in overall sales of approximately 18% would cause the cash flows to be less than the carrying amount and the equipment would be deemed to be impaired.

Based upon these considerations, the Company determined that the sales assumptions used in the valuation were so subjective that no reasonable basis existed for preparing a forecast of cash flows that would produce a reasonably reliable measurement of fair value. The Company also considered other qualitative factors, including the facts that (a) the projected cash flows relied principally upon the sale of products that were not yet technologically and economically feasible, (b) the Company had been unable to meet prior projections for two years in a row, (c) the Company had failed to generate any revenue from planned operations and (d) competition in the battery market was intense.

Due to all of the factors noted above, the Company concluded that equipment was impaired and the Company engaged an independent appraiser to determine the fair value of the impaired equipment in accordance with SFAS 144.

The valuation was performed using the guidance prescribed in SFAS 144 for “long-lived assets to be held and used” because the Company expected to use the equipment being valued in future operations and the requirements for the “held for sale” model were determined not to have been met. In accordance with SFAS 144, the valuation specialist calculated fair value as the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The valuation specialist determined the fair value of the equipment in accordance with the standards of SFAS 144 was approximately $11,900,000, resulting in an impairment loss of approximately $8,300,000.

The equipment at issue had not been depreciated through December 31, 2004, as the battery production facility in which it was to be used was not substantially complete and the Company was not ready to use the equipment. See Response 6 for further discussion on depreciation of this equipment.

The Company will include the information requested by Comment 15 in future filings.

Form 10-KSB/A Filed May 16, 2005

Comment 16. We note that the certifications provided for your chief executive officer and chief financial officers are not dated. Please amend this filing to date these certifications.

Response 16

Following resolution of the Staff’s comments on the Filings, the Company will amend the annual report on Form 10-KSB/A filed on May 16, 2005 to date the certifications provided by the chief executive officer and chief financial officer.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note 10. $14,225,000 Senior Secured Convertible Debentures Due 2009, page 16

Comment 17. We note on March 11, 2005, that you sold $14.2 million of convertible debentures along with detachable warrants. Please explain the terms and conditions of conversion for the $14.2 million convertible notes. Tell us how the conversion price was determined and how you calculated the beneficial conversion feature. Also, explain the method and significant assumption used to value the warrants.

Response 17

The Company’s Senior Secured Convertible Debentures due 2009 issued in March 2005 (the “2005 Debentures”) are convertible by the holder at any time prior to maturity into shares of the Company’s common stock, initially at a conversion price of $1.00 per share, subject to adjustment upon certain events, including as a result of certain sales of equity securities by the Company at a price below the conversion price. The Company may require that a specified amount of the 2005 Debentures be converted if certain milestones, including listing of the Company’s common stock on NASDAQ or the New York Stock Exchange, are satisfied for a period of 22 consecutive trading days. The terms of the conversion feature, including the conversion price and provisions requiring adjustments to the conversion price, were negotiated by representatives of the Company and the investors who purchased the 2005 Debentures.

The methods used by the Company to determine the value of the beneficial conversion feature of the 2005 Debentures, the value of the warrants to purchase up to 7,112,500 shares of the Company’s common stock issued to the purchasers of the 2005 Debentures, and the accounting treatment of these items, are the same as those described with respect to the 2004 Debentures and discussed in the Response 8.

Based on the accounting literature cited above in Response 8, the Company calculated and recorded the relative fair value of the warrants as additional paid-in capital and as a discount to the 2005 Debentures.

The Company allocated the proceeds of the 2005 Debentures offering between the 2005 Debentures and the associated warrants based on their relative fair values. The Company assumed the fair value of the 2005 Debentures (including the beneficial conversion feature) was equal to the principal amount of the 2005 Debentures, $14,225,000, and determined that the fair value of the warrants was at $0.7484 and $0.7483 for the Series A and Series B warrants, respectively, or $5,322,711 in the aggregate, using the Black-Scholes valuation model. The significant assumptions used in the valuation of the warrants were exercise prices of $1.15 (Series A) and $1.25 (Series B), expected volatility of 277%, risk free interest rate of approximately 4.0% and an estimated life of five years. In addition, the Company believed it was proper to discount the warrants further to reflect the limited liquidity of the Company’s common stock and, applied a 30% discount. As a result, the Company determined that the fair value of the warrants at issuance was $3,726,097.

Based on the fair values of $14,225,000 and $3,726,097 for the 2005 Debentures and warrants, respectively, the Company determined that the relative fair value of the 2005 Debentures is $11,272,327 ($14,225,000 / ($14,225,000 + $3,726,097) x $14,225,000) and the relative fair value of the warrants is $2,952,673 ($3,726,097 / ($14,225,000 + $3,726,097) x $14,225,000).

The Company calculated the effective conversion price of the 2005 Debentures by dividing the relative fair value of the 2005 Debentures by 14,225,000 shares, for $0.79 per share. Because the effective conversion price was greater than the $.75 closing price of the common stock on the issue date of the 2005 Debentures, the Company determined that no beneficial conversion feature, as described in EITF 98-5, existed.

The relative fair value of the warrants of $2,952,673 was recorded as a discount to the 2005 Debentures and is being accreted to interest expense using the interest method over the life of the 2005 Debentures, which have a four year term.

Comment 18. In this regard, we note in connection with your sale of the debentures and the issuance of the warrants, if you fail to register the shares underlying the debentures and the warrants, you will have to make certain payments to the holders. Tell us the significant terms of the warrants including any registration rights and penalties associated with the underlying shares of the warrants. Tell us and revise your filing to disclose how you plan to account for and classify the warrants and the associated registration rights. Refer to SFAS 129, EITF 00-19 and EITF 05-04.

Response 18

On March 14, 2005, in connection with the issuance of the 2005 Debentures and associated warrants, the Company entered into a Registration Rights agreement with the purchasers of the 2005 Debentures. The Registration Rights Agreement required the Company to file, within 30 days of the issuance of the 2005 Debentures, a Registration Statement to register the resale of 105% of the shares of common stock issuable upon conversion of the 2005 Debentures and exercise of the associated warrants. The Company was required to use its reasonable best efforts to cause the Registration Statement to become effective by June 12, 2005 and to maintain the effectiveness of the Registration Statement for up to two years. The Registration Rights Agreement provides that the Company will pay $213,375 for each 30-day period, or portion thereof, during which it is not in compliance with these requirements. Such noncompliance includes failing to file the Registration Statement by the applicable deadline, if the Registration Statement is not declared effective by the applicable deadline and if the Registration Statement is not available for use for more than a specified number of days in any twelve month period. The Registration Statement has been declared effective, and no penalties have been incurred to date.

         In connection with the issuance of the 2005 Debentures, the Company issued warrants to purchase an aggregate of up to 4,267,500 shares of common stock at $1.15 per share and an aggregate of up to 2,845,000 shares of common stock at $1.25 per share. The warrants are exercisable, in whole or in part, at any time on or before March 14, 2010. The Company analyzed the warrants under the guidance expressed in EITF 00-19. Under paragraph 9 of EITF 00-19, contracts that require settlement in shares are equity instruments. Upon the exercise of the warrants, the Company will be required to deliver shares of common stock to the holders of the warrants.

The resale of the shares of common stock underlying the warrants has been registered in accordance with the Registration Rights Agreement discussed above. The Company evaluated the effects of the liquidated damages provisions of the Registration Rights Agreement upon classification of the warrants as equity instruments. The Company considered the Accounting Issues and Alternative views discussed in the March 17, 2005 EITF Agenda Committee report and the divergence of practice expressed in this report regarding the ways in which issuers evaluate the effect of a liquidated damages penalty embedded in a registration rights agreement. The Company believes the liquidated damages provision is a reasonable estimate of the difference in fair value between registered and unregistered shares and that the Registration Rights Agreement and the warrant encompass a single unit that is properly accounted for as an equity instrument under EITF 00-19. This view is among those supported in the June 15-16, 2005 EITF meeting on Issue 05-04, for which no consensus has been reached.

The Company will include additional disclosure of the terms of the Registration Rights Agreement in future filings and monitor the status of EITF 05-04.

Note 13. Itochu Corporation Investment and Investment in EnerStruct, page 20

Comment 19. We note that EnerDel paid to EnerStruct $1 million as a non-refundable prepayment for engineering services and that this amount was recorded in research and development expense for the six months ended June 30, 2005. Please tell us how you have accounted for this transaction on a consolidated basis and the accounting basis for recording the $1 million payment as an expense in the period presented. Please cite the accounting literature which supports your conclusion.

Response 19

On April 12, 2005, EnerDel entered into an agreement with EnerStruct, Inc., a company in which the Company has a 49% equity interest, under which, among other things, EnerDel paid EnerStruct $1,000,000 as prepaid engineering service fees. The amount is non-refundable and is intended to compensate EnerStruct for providing the services of certain EnerStruct engineers to EnerDel for assistance with EnerDel’s R&D projects.

In accordance with SFAS No. 68, “Research and Development Arrangements,” EnerStruct has recorded this amount as deferred revenue and is recognizing it as income over the service period. The Company has recorded the payment as current R&D expense. Although the Company will receive future services from EnerStruct to assist EnerDel’s R&D activities, it is not probable that the Company will recognize any future economic benefit from these R&D activities, as discussed in the AICPA Practice Aid and in Response 11. According to Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), paragraph 186, future economic benefit is required in order to record a prepaid asset. During the six-month period ended June 30, 2005, Ener1 recorded $1,000,000 of R&D expenses related to this contract and EnerStruct recorded approximately $245,000 of income related to the contract. Because the Company is a 49% shareholder of EnerStruct, approximately $120,000 of income related to this contract was passed-through to the Company and included on the Company’s books and records as equity in loss from EnerStruct.

Note 14. Related Party Transactions, page 22

Comment 20. Tell us and revise future filings to include a discussion of the fair value of the 5,000,000 shares of Splinex common stock. Tell us how you accounted for these shares and the underlying business purpose of the merger. Revise future filings to clarify.

Response 20

In connection with the Splinex merger transaction, Ener1 paid $150,000 of the expenses incurred in registering the distribution of Splinex common stock under the Securities Act in exchange for 5,000,000 shares of Splinex common stock (the “Merger Consideration”). The terms of the merger, including the Merger Consideration, were negotiated on an arm’s-length basis by an independent committee of the Company’s Board of Directors, which formed an independent committee for this purpose because some of the Company’s directors were affiliated with Splinex. The independent committee engaged a financial adviser, Capitalink, L.C., to assist the committee in connection with its evaluation of the transaction. Capitalink delivered a fairness opinion to the independent committee indicating that the Merger Consideration was fair, from a financial point of view, to the Company’s non-affiliated stockholders. Based on the foregoing, the Company concluded that $150,000 represented the fair value of the 5,000,000 shares of Splinex common stock that the Company received in the merger.

In connection with the closing of the Splinex merger transaction, the Company declared a dividend to distribute the 5,000,000 shares of Splinex common stock to the Company’s shareholders of record on January 17, 2005. Accordingly, the Company recorded a dividend of $150,000, which amount represented the value of the Splinex common stock on the date the dividend was declared.

The Company’s primary business purpose in approving the Splinex merger was to provide its shareholders with the opportunity to participate in the future value of Splinex, which the Company’s Board of Directors believed had the potential to become a leading three-dimensional graphics software company.

Ener1 will revise future filings to reflect Response 20.

* * *

As you requested, this letter also constitutes a statement by the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please direct them to the undersigned at (202) 955-8593, or to A. Ernest Toth at (954) 556-4020.

Very truly yours,

By:	/s/ Stephen I. Glover
Stephen I. Glover

cc:     Mr. Martin James, Senior Assistant Chief Accountant, SEC
  Mr. Kevin Kuhar, Staff Accountant, SEC
  Mr. Kevin P. Fitzgerald, Chief Executive Officer, Ener1, Inc.
  Mr. A. Ernest Toth, Chief Financial Officer, Ener1, Inc.